Exhibit 99.2

Date: 14 June 2007

Rio Tinto and ATO settle franking credits dispute

Rio Tinto and the Australian Taxation Office (ATO) have reached an agreement to settle their outstanding dispute regarding tax assessments imposed on 1997 franking credit transactions.

Details of the dispute were disclosed to the Australian Securities Exchange on 16 July 2003 and, most recently, in Rio Tinto’s 2006 Annual report and financial statements (Note 33).1

As at the 2006 year end, the net amount in dispute, including additional tax, penalties and interest, stood at approximately A$515 million (US$407 million at the year end exchange rate). As required by Australian tax law and practice, in August 2003 Rio Tinto made a part payment of A$164 million pending resolution of the ATO’s claims.

The agreed settlement, made without any concessions or admissions of liability by either Rio Tinto or the ATO, will involve the ATO repaying the amount of A$42 million (US$35 million)* from Rio Tinto’s part payment of A$164 million; the ATO retaining the balance of A$122 million (US$103 million)*, and Rio Tinto cancelling net franking credits of A$48 million.The settlement will have no impact on the expectation that Rio Tinto Limited will be in a position to pay fully franked dividends for the reasonably foreseeable future.

The settlement will result in a charge to earnings of approximately US$46 million*, which will be reflected in Rio Tinto's 2007 half year results as an item included in underlying earnings.

* based on an exchange rate of A$1.00/US$0.8406

Cont…/

1 Note 33, 2006 Annual report and financial statements:

In 2002, the ATO issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken in 1997 to acquire franking credits. The transactions were conducted based on the Group’s considered view of the law prevailing at the time. Subsequently, the law was changed. The Group lodged objections to the assessments and on 26 May 2003 the Australian Tax Office (‘ATO’) substantially disallowed those objections. The Group subsequently lodged proceedings in the Federal Court to dispute the assessments and the trial of these proceedings is scheduled for July 2007.

As required by Australian tax law and practice, part payment of the disputed tax assessments was required pending resolution of the dispute. A payment of A$164 million was made, which will be subject to recovery with interest if, as is believed based on Counsels’ opinion, the Group is successful in challenging the assessments. Consequently, the amount paid has been recorded as a receivable on the balance sheet. As at the year end the amount of the disputed tax assessments, penalties and interest stood at approximately A$515 million (US$407 million at the year end exchange rate) after tax relief on the general interest charge component.

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